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                                                                    EXHIBIT 11.1

                               AMERICREDIT CORP.
                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
                (dollars in thousands, except per share amounts)

                                              Years Ended June 30,
                             -------------------------------------------------
                                 1999               1998              1997
                                 ----               ----              ----
Weighted average shares
  outstanding                 63,005,746         60,188,788        57,774,724

Incremental shares
  resulting from assumed
  exercise of stock
  options                      4,185,489          5,014,672         3,799,824
                             -----------        -----------       -----------

Weighted average shares
  and assumed incremental
  shares                      67,191,235         65,203,460        61,574,548
                             ===========        ===========       ===========


NET INCOME                   $    74,840        $    49,301       $    29,849
                             ===========        ===========       ===========

EARNINGS PER SHARE:

  Basic                      $      1.19        $      0.82       $      0.52
                             ===========        ===========       ===========

  Diluted                    $      1.11        $      0.76       $      0.48
                             ===========        ===========       ===========

Basic earnings per share have been computed by dividing net income by weighted average shares outstanding.

Diluted earnings per share has been computed by dividing net income by weighted average shares and assumed incremental shares. Assumed incremental shares were computed using the treasury stock method. The average common stock market price for the period was used to determine the number of incremental shares.